UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 05)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
(Name of Issuer)

COMMON SHARES, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

G0535E106
(CUSIP Number)

Anna Lee

Pacific Electric Wire & Cable Co., Ltd.

26/Fl., No. 95, Sec. 2, Dunhua S. Rd., Da’An Dist.,

Taipei City, 106046, Taiwan R.O.C.

With a copy to:

Paul J. Weber, Esq.

Pacific Holdings Group

2901 Dallas Parkway, Suite 360

Plano, Texas 75093

(972) 754-8992

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 02, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G0535E106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Pacific Electric Wire & Cable Co., Ltd. IRS Identification No.: n/a – foreign corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Taiwan, R.O.C.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
16,690,693
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
16,690,693
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,690,693
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.96%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Moon View Ventures Limited, B.V.I. IRS Identification No.: n/a – foreign corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
12,559,094
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
12,559,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.92%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Pacific Holdings Group IRS Identification No.: 75-2881770
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,027,054
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,027,054
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.83%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Statement for Schedule 13D/A:

This Amendment No. 5 to Schedule 13D is being filed by Pacific Electric Wire & Cable Co., Ltd. (“Pacific Electric”), Moon View Ventures Limited, B.V.I. (“Moon View”) and Pacific Holdings Group (“Pacific Holdings”), collectively referred to herein as the “Reporting Persons”, to amend and supplement Schedule 13D originally filed September 27, 2005 (the “Initial Statement”) as amended by Amendment No. 1 filed on November 23, 2007, Amendment No. 2 filed on March 30, 2009, Amendment No. 3 filed on September 17, 2015 and Amendment No. 4 filed on January 25, 2022 (collectively “Schedule 13D”). Both Moon View and Pacific Holdings are direct or indirect wholly-owned subsidiaries of, and are beneficially owned and controlled by Pacific Electric.

The filing of this Amendment No. 5 shall not be construed as an admission that Pacific Electric, Moon View, Pacific Holdings or any of their executive officers or directors are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), the beneficial owners of any securities covered by this statement or that this statement is required to be filed by such persons.

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D relates to the common shares, $0.01 par value per share (the “Common Shares”) of Asia Pacific Wire & Cable Corporation Limited, a Bermuda company (herein the “Issuer” or “Company”). The principal executive offices of the Company are located at 15/Fl., B. No. 77, Sec. 2, Dunhua South Road, Taipei, 106, Taiwan, Republic of China.

Item 2.	Identity and Background

This Amendment No. 5 makes no changes to the information previously reported for Item 2.

Item 3.	Source and Amount of Funds or Other Considerations

As discussed in Item 4, the Reporting Persons used working capital to invest approximately $7,637,109 in newly issued Common Shares of the Issuer through participation in Issuer’s subscription rights offering.

Item 4.	Purpose of Transaction

On December 15, 2021 Issuer filed Amendment No. 3 to Form F-1 Registration Statement (the “F-1”) and filed its prospectus on January 14, 2022 (the “Prospectus”) setting forth the terms and conditions of its subscription rights offering to holders of record of its Common Shares as of January 7, 2022 (the “Rights Offering”). Under the provisions of the Rights Offering, the Reporting Persons received 10,430,769 basic subscription rights, which entitled the Reporting Persons to invest $0.60 per right towards the purchase of Common Shares at a price per share equal to the subscription price (as defined in the Prospectus) and over-subscription rights.

During the subscription period that began January 14, 2022 and ended January 31, 2022, each of the Reporting Persons fully exercised their basic subscription rights and Moon View also exercised its over-subscription rights. Following the expiration of the subscription period, the subscription price was determined to be $1.22 per share, as announced by Issuer in their press release dated February 2, 2022. Based on their respective investments in the Rights Offering, the Reporting Persons were issued Common Shares of Issuer as follows:

(a)       Pacific Electric, which exercised 1,410,739 basic subscription rights at an investment of $846,443, was issued 693,806 Common Shares of Issuer;

(b)       Moon View, which exercised 7,661,235 basic subscription rights and exercised over-subscription rights for a total investment of approximately $5,975,389, was issued 4,897,859 Common Shares of Issuer; and

(c)       Pacific Holdings, which exercised 1,358,795 basic subscription rights at an investment of $815,277, was issued 668,259 Common Shares of Issuer.

Item 5.	Interest in Securities of the Issuer

(a)	Subsequent to the issuance of the Common Shares identified in Item 4, Pacific Electric is the beneficial owner of 16,690,693 Common Shares of the Company, representing 80.96% of the outstanding Common Shares as of February 02, 2022, the date of the most recently available filing by the Issuer. Pacific Electric beneficially owns 2,104,545 shares directly (10.21% of the outstanding Common Shares) and the remaining shares indirectly, as a result of (i) Pacific Electric's control of its wholly-owned subsidiary Moon View, which owns of record 12,559,094 Common Shares (60.92% of the outstanding Common Shares) and (ii) Pacific Electric's control of its indirect wholly-owned subsidiary Pacific Holdings, which owns of record 2,027,054 Common Shares (9.83% of the outstanding Common Shares).

(b)	Pacific Electric has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, 16,690,693 of the Common Shares.

(c)	None of the Reporting Persons have effected any transactions with respect to the Common Shares during the past sixty days, aside from the Common Shares issued to them through their participation in the Rights Offering and reported in Item 4 herein, which is the subject of this Amendment No. 5 to Schedule 13D.

(d)	To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of the Common Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the relationship information set forth in Item 5 above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 09, 2022
Dated: PACIFIC ELECTRIC WIRE & CABLE CO., LTD.
/s/ Yuan Chun Tang
Name: Yuan Chun Tang Title: President MOON VIEW VENTURES LIMITED, B.V.I.
/s/ Yuan Chun Tang
Name: Yuan Chun Tang Title: Director PACIFIC HOLDINGS GROUP
/s/ Yuan Chun Tang
Name: Yuan Chun Tang
Title: President